FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                                                                  Form 20-F |X|                            Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

                                                                  Yes |_|                            No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index 1. Press release dated September 24, 2003 (Quebecor Media Inc.).

QUEBECOR MEDIA INC. ANNOUNCES THAT VIDÉOTRON LTÉE
PLANS TO OFFER US$325 MILLION OF SENIOR NOTES

Montréal, September 24, 2003 – Quebecor Media Inc. announced today that its wholly-owned subsidiary, Vidéotron Ltée, plans to privately offer approximately US$325 million aggregate principal amount of Senior Notes due January 2014. Concurrently with the closing of this offering, Vidéotron will amend the terms of its bank credit facilities to create a new five-year term loan of approximately C$368 million. The proceeds from the sale of the Senior Notes and the new term loan will be used to repay in full Vidéotron’s current term loans of approximately C$740 million and its revolving borrowings of approximately C$30 million. As a result of this refinancing, the final maturity of Vidéotron’s long-term indebtedness will have been extended and the near-term bank repayment requirements will be reduced significantly. The Senior Notes have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Media Inc. Office: (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Media Inc. Office: (514) 380-1974 Portable: (514) 236-8742 lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. /s/ Claudine Tremblay ————————————————— By: Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date:   September 24, 2003